July 9, 2025

Hunter Horsley
President and Treasurer
Bitwise Dogecoin ETF
c/o Bitwise Investment Advisers, LLC
250 Montgomery Street, Suite 200
San Francisco, CA 94104

       Re: Bitwise Dogecoin ETF
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 26, 2025
           File No. 333-284553
Dear Hunter Horsley:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 24, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Table of Contents, page i

1. In the Table of Contents, please correct the typographical errors in the lines "XRP,
       XRP Market and Regulation of XRP" and "The Trust and XRP Prices." Prospectus Summary
Dogecoin, the Dogecoin Blockchain and the Dogecoin Network, page 1

2. We note your response and revised disclosure to prior comment 3 and partially reissue. In an appropriate section, please disclose the transaction fees associated with transferring Dogecoin.
 July 9, 2025
Page 2

The Trust's Fees and Expenses, page 6

3. Refer to your response to prior comment 8. Please revise your disclosure to explain the circumstances in which the Trust is responsible for paying the
Dogecoin
       Blockchain fees. In this regard, we note your continued disclosure on page 6 that
       "[t]he Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor, including, but not limited to,... Dogecoin Blockchain fees."
Risk Factors
Dogecoin is a relatively new technological innovation with a limited..., page
15

4. To provide context for this risk, please specifically state how long Dogecoin has been traded, and how long it has been traded in the United States. Possible illiquid markets may exacerbate losses or increase..., page 39

5. To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the Dogecoin market.
Dogecoin, Dogecoin Market and Regulation of Dogecoin
Dogecoin Markets and Exchanges, page 63

6. Please revise to add a brief discussion of the Dogecoin futures markets. Government Oversight, Though Increasing, Remains Limited, page 66

7. Please revise this section to include a discussion of the regulation of Dogecoin futures and government oversight.
The Trust and Dogecoin Prices, page 68

8. We note that you deleted the following statement appearing on page 67 of the prior filing: "If there are changes to the Constituent Platforms used to calculate the Pricing
       Benchmark, or other material changes to the Pricing Benchmark calculation methodology, the Trust will notify Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports." Please restore this disclosure, or explain why it was removed.
9. As a related matter, in this amendment, you have also removed your tabular disclosures providing market share and volume information for each Constituent
       Platform used to calculate the Dogecoin price appearing on pages 68 - 69 of the prior filing. Please restore these disclosures.
Pricing Benchmark Methodology, page 70

10. We note your disclosure on page 73 that the Benchmark Provider data is used under license as a source of information for the Trust's products. When available, please disclose the material terms of any license agreement that the Benchmark Provider and the Sponsor have entered into, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.
 July 9, 2025
Page 3
Calculation of NAV, page 74

11. We note your response and revised disclosure to prior comment 17. Please revise to clarify whether you have a license agreement with a Secondary Source. If so, please identify the Secondary Source and describe how the value of Dogecoin is calculated by the valuation methods of the Secondary Source. If not, please so state. In addition, please revise to provide examples of the "available data" the Sponsor will consider to determine the fair price of Dogecoin if the Pricing Benchmark, the Secondary Source
       and the principal market price are unavailable or deemed unreliable.
12.    We note your revised disclosure in response to prior comment 19 that ICE
Data
       Indices, LLC calculates the ITV. To the extent that you have a material agreement in place with ICE Data Indices, LLC, please revise to disclose the material terms thereof.
       Also, please file the agreement as an exhibit to the registration statement, if required by Item 601 of Regulation S-K.
Custody of the Trust's Assets, page 84

13. Refer to your revised disclosure in response to prior comment 21 that "[s]imilarly secure technology may include the usage of storage on hardware security modules
       ('HSMs') that may connect to the internet securely in order to broadcast transactions."
       Please revise to address any risks related to the use of HSMs.
Creation and Redemption of Shares, page 95

14. We note your disclosure on page 96 that "[t]he manner by which creations are made is dictated by the terms of the Authorized Participant Agreement." Please revise to identify the current Authorized Participants with Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.
15. Refer to the first bullet of prior comment 23. For creations, please revise your disclosure to clarify whether any excess cash will be returned to the Authorized
       Participants to the extent that the cash deposit amount exceeds the execution price of the Dogecoin acquired.
16. We note your response to the third bullet of prior comment 23. We are unable to locate your revisions in response to this comment and reissue. Please revise to clarify whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.
Conflicts of Interest, page 102

17. Refer to your response to prior comment 25. Please revise this section to address any potential conflicts of interest between the Trust and the Trade Credit Lender and the
       Dogecoin Trading Counterparties, as applicable. If you do not believe that any potential conflicts of interest exist between these parties, please tell us.
Material Contracts
Prime Execution Agreement, page 112

18. We note your response to prior comment 5, which references your existing disclosure
       in the section entitled "Material Contracts     Prime Execution
Agreement." Please
 July 9, 2025
Page 4

       further revise your disclosure regarding the potential conflicts of interest associated with the Trust's arrangement with the Prime Execution Agent, an affiliate of the
       Dogecoin Custodian, to specifically describe the impact that such potential conflicts of interest may have on price.
       Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or David Lin at 202-551-3552 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Richard J. Coyle